Exhibit 99.3

51-102F3 Material Change Report [F]
Published December 29, 2006
Effective December 29, 2006

Item 1 Name and Address of Company

Keegan Resources Corp.
1204 – 700 West Pender Street
Vancouver, B.C., V6C 1G8

Item 2 Date of Material Change

April 20, 2007

Item 3 News Release

The news release dated April 20, 2007 was disseminated through Canada Stockwatch and Market News under section 7.1 of National Instrument 51-102.

Item 4 Summary of Material Change

Please refer to attached news release.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Please refer to attached news release

5.2 Disclosure for Restructuring Transactions

N/A

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

N/A

Item 8 Executive Officer

Dan McCoy, Ph.D., President & CEO

Item 9 Date of Report

April 20, 2007

PRESS RELEASE
TSX-V: KGN

RESOURCE TRENCHING PROGRAM IDENTIFIES HIGHER GOLD GRADES AT ESAASE GOLD PROJECT

Keegan is pleased to release the results of 22 new trench intercepts from its resource trenching program (see table 1). The results listed below are from trenches sampled during drill road preparation for Keegan’s ongoing 2007 RC resource drilling program. Significant intercepts, encountered in 21 of 22 trenches, include 21 meters of 9.41 g/t Au, 72 meters of 1.19 g/t Au, and 58 m of 1.17 g/t Au. Fourteen out of twenty one of the significant intercepts terminated at the end of the trench leaving the zone open. It should be noted that in the resource trenching program larger volumes of samples from carefully surveyed continuous 1 meter channel samples are taken versus 5 m channel samples as were taken in exploration trenches. These larger 1 m samples are more representative and will be used in calculating resources.

Keegan has also re-sampled many of the original reconnaissance trenches that were sampled on five meter intervals, originally released in the fall of 2006. A comparison of the new one meter resource samples and the original five meter reconnaissance samples indicates that the one meter samples are averaging 30% higher in grade (see www.keeganresources.com for analysis). . Keegan has seen a similar consistent increase in the grade of its larger reverse circulation samples compared to the much smaller core samples. At present, total strike length of resource trenching of outcropping mineralization is approximately 1100 meters along strike and open in both directions (see www.keeganresources.com for maps showing all resource trench locations).

Table 1. Gold Intercepts from New Resource Trenching Program

Trench	From	To	width	Grade	Trench position	Trench	From	To	width	Grade	Trench position
TR7002	119	135	16	1.02		TR7018	15	36	21	2.35	end
TR7003	no significant		intercepts			including	33	34	1	23.87
TR7008	7	14	7	1.78		TR7019	39	51	12	0.51	end
TR7009	0	71	71	0.95	begin	TR7020	0	15	15	1.28	end
TR7010	0	13	13	2.32	begin	TR7022	26	98	72	1.19
including	9	10	1	10.70		TR7023	10	17	7	0.52	end
TR7011	0	21	21	9.41	Beg.; end	TR7024	48	83	35	0.70	end
including	7	8	1	65.33		TR7026	0	28	28	1.52	end
and	15	16	1	72.27		including	17	18	1	11.53
and	17	19	2	15.71		TR7027	26	128	102	0.75	end
TR7011	31	32	1	20.48		TR7028	5	19	14	2.98	end
TR7011	43	51	8	1.27		TR7029	43	70	27	1.19
TR7012	51	73	22	1.57	end	TR7029	92	100	8	1.87	end
TR7014	15	44	29	0.74		TR7032	2	38	36	0.69
TR7014	58	73	15	1.67		TR7032	50	68	18	0.52
TR7016	0	9	9	0.54		TR7032	80	138	58	1.17
TR7017	6	35	29	0.58		including	116	117	1	13.87
						TR7033	17	40	23	1.49	end

Dan McCoy, President and CEO of Keegan states: “These results continue to demonstrate the excellent gold grade continuity and strike length necessary for a large, low cost open pit gold mining operation. We will continue to trench to define the surface outcroppings of the deposit and are also continuing to define down dip and strike extensions with our existing drill program.”

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. Approximately 3.5 kg of carefully channeled trench sample were taken at continuous one meter intervals from cleaned, dry trenches. All drill samples are assayed using standard 50 gram fire assay with atomic absorption finish by Transworld Laboratories (GH) Ltd. in Tarkwa, Ghana. QA/QC programs using internal and external standard samples, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed. Geologic and resource consultant RSG Global, Inc., who has used similar resource trenching techniques on other West
African gold deposits, supervised the sample collection, surveying and the QA/QC program.

Intercepts were calculated using a minimum of a 0.2 g/t cut off at beginning and end of the intercept and allowing for no more than five consecutive samples (five meters) of less than 0.2 g/t within the intercept. All internal intercepts above 10 g/t Au are reported within the intercept. Intercepts of less than 5 meters were not reported except when individual samples assayed greater than 10 g/t Au.

About Keegan Resources Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality, pure gold assets. The Company owns the right to earn 90% of its flagship Esaase and Asumura gold projects located in Ghana, West Africa. Managed by highly skilled and successful board members and advisors, Keegan efficiently executes its project development plans and is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Keegan trades on the TSX-VEN under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board

Dan McCoy, Ph.D.
President & CEO

For more information please visit the company website at http://www.keeganresources.com or contact investor relations at 604-683-8193 or info@keeganresources.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.